EXHIBIT 12

CERTIFICATION
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF
TITLE 18, UNITED STATES CODE)

                  Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Super-Sol Ltd., an Israeli corporation (the “Company”), does hereby certify, to the best of such officer’s knowledge, information and belief, that

                  The Annual Report on Form 20-F for the year ended December 31, 2002 (the “Form 20-F”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 30, 2003	By:	/s/ Joel Feldschuh

Joel Feldschuh Chief Executive Officer

	By:	/s/ Itzik Zion

Itzik Zion Chief Financial Officer